Exhibit 17

                                   [Letterhead]

December 22, 2000

Board of Directors

Mr. Richard McClearn, Vice President, Director
InsiderStreet.com, Inc.
202 East Madison Street

Tampa, FL   33602

This letter is to serve as official notice of my resignation as President, Officer and Board Member of InsiderStreet.com, Inc. My resignation is effective immediately. I will be available to help with the transition to the new company president, whom the board will elect.

My decision to resign my positions as officer and director did not come easily, however for personal reasons I have decided to pursue other opportunities at this time.

Sincerely

/s/ Raymond B. Miller
------------------------
Raymond B. Miller
President & CEO
InsiderStreet.com, Inc.